December 29, 2010

Re:	Tesoro Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
Washington, D.C. 20549-0405
Attention: Mr. H. Roger Schwall
By letter dated December 1, 2010, Tesoro Corporation, a Delaware corporation (the “Company”), received comments from the Staff of the Commission relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 001-03473 (the “2009 Form 10-K”). This letter replaces an earlier version that was inadvertently filed earlier today.
For your convenience, we have reproduced each of the comments contained in the Staff’s letter of December 1, 2010, with the numbers to the left of each item corresponding to the numbers contained in such letter. Based on the Company’s responses set forth below to the Staff’s comments, the Company does not believe that any of the Staff’s comments require the Company to file an amendment to the 2009 Form 10-K.
General
1.	According to a news release dated April 15, 2009 on the Washington State Department of Labor & Industries’ (L&I) website, L&I cited you for 17 “serious” safety and health violations in April of 2009. Please tell us what consideration you gave to providing risk factor disclosure in your annual report on Form 10-K for the fiscal year ended December 31, 2009 related to such safety and health violations. In addition, please tell us whether the fire at your Washington refinery on April 2, 2010 resulted from these violations or the deficiencies noted by L&I in April 2009. In that regard, we note your disclosure at page 52 of your quarterly report for the quarter ended September 30, 2010, that in October 2010, L&I issued citations to you and assessed a penalty of $2.4 million for alleged violations of state health and safety regulations related to the April 2010 fire.

Securities and Exchange Commission
December 29, 2010

Response:
The 2009 Form 10-K contains a risk factor concerning the inherent risks in its operations entitled “Our operations are subject to operational hazards that could expose us to potentially significantly losses” (see page 19 of the 2009 Form 10-K). On April 6, 2009, L&I issued the citation to Tesoro Refining and Marketing Company (“Tesoro”) in connection with an inspection of two operating units at the Anacortes refinery (“2009 Citation”). The citation was accompanied by an assessed penalty of $85,000. Pursuant to an October 23, 2009 settlement agreement, L&I agreed to vacate fourteen of the seventeen alleged violations, and modified the remaining three. The Company paid a reduced penalty of $12,500 and the parties agreed to jointly retain a third party consultant to evaluate and make recommendations on nine of the fourteen vacated alleged violations. The Company does not believe that the amount of the penalty is material.
The April 2, 2010 fire at the Anacortes Refinery resulted from the failure of a piece of equipment at the refinery. Laboratory tests have identified cracking in the metal initiated by a corrosion mechanism involving high temperature and hydrogen as the cause of the failure. None of the alleged violations listed in the 2009 Citation specifically related to the potential for cracking by this corrosion mechanism in the equipment that failed on April 2, 2010. In addition, the 2009 Citation did not allege any deficiencies with respect to evaluation, monitoring, control and/or inspection of the specific piece of equipment that failed.
On October 1, 2010, L&I issued a citation to Tesoro in connection with an inspection following the April 2, 2010 incident (“2010 Citation”). Among other things, the 2010 Citation alleges that the Refinery did not adequately evaluate, monitor, control and inspect the failed equipment for cracking from high temperature hydrogen attack and other corrosion mechanisms. Tesoro disputes L&I’s finding and on October 22, 2010 appealed the 2010 Citation.
Government Regulation and Legislation, page 12
Oil Spill Prevention and Response, page 12
2.	We note your disclosure at pages 12 and 13 regarding your oil spill response plans. With a view toward disclosure, please provide to us the following information regarding each of your spill-response agreements:
•	the services to be performed;

•	the resources that will be available to you in the event of a spill; and

•	any contractual limitations on the services (physical or financial) to be provided to you under the contract.

Securities and Exchange Commission
December 29, 2010

Response:
Tesoro contracts with eight separate and distinct spill response organizations. Five of the organizations provide for services domestically and the other three provide for services internationally. The domestic organizations are all Federally Certified Oil Spill Response Organizations that comply with Federal, State, and local requirements to respond to an oil spill of a fixed volume on water or land according to potential spill volumes from on-water tankers or above ground storage tanks at one of the stationary facilities. While the provisions in each of the agreements vary, each of them provides for the same type of services and the same type of resources and only vary according to their geographical areas in which the services are provided, e.g. open ocean response versus inlet waters.

The organizations’ services principally consist of operating response related equipment, managing certain aspects of a response and providing technical expertise. The organizations provide various resources in response to an oil spill. The resources include dedicated vessels that have skimming equipment to recover oil, storage barges to temporarily store recovered oil, containment boom to control the spread of oil on water and land and to protect shorelines, and various pumps and other equipment supporting oil recovery efforts and the protection of natural resources. The organizations have full time personnel and contract with third parties to provide additional personnel when needed.

As a general matter, our agreements with these organizations do not contain specific physical or financial limitations. General physical limitations of these organizations would include the geographical area for which services are available and the amount of resources available at the initiation of a request for services or the duration of response and recovery efforts.
Risk Factors, page 18
Our business is impacted by environmental risks inherent in refining operations, page 19
3.	We note your disclosure regarding the risk of oil spills involving tankers transporting crude oil. In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from an oil spill. For example, and without limitation, please address the following:
•	Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

•	Disclose any related provisions in your contracts with owners of your time chartered tankers with respect to allocation of liability or indemnification. Such disclosure should address any limitations on such liability or indemnification.

Securities and Exchange Commission
December 29, 2010

Such disclosure should be set forth in the “Business and Properties” section of your annual report and in the “Risk Factors” section, as applicable. Please provide a sample of your proposed disclosure for our review.
Response:
While Tesoro does not act as an owner or operator of any marine tankers, we do maintain marine charterers’ liability insurance with a primary coverage of $500 million, subject to a $25,000 deductible, and with an additional $500 million in umbrella policies for $1 billion in coverage for liabilities, costs and expenses arising in consequence of a discharge of pollutants. In addition, Tesoro maintains $10 million in marine terminal operators’ liability coverage, subject to a $150,000 deductible, and with an additional $500 million in umbrella coverage for $510 million in coverage for sudden and accidental pollution events and liability arising from marine terminal operations.
Tesoro’s marine vessel charter agreements do not include provisions to indemnify vessel owners with respect to an oil spill. Neither Tesoro nor any of its affiliates is an owner or operator of any time chartered tankers and therefore, liability for a spill under maritime contract principles generally would be allocated to the tanker owner and/or operator. Tesoro does not directly or indirectly provide a crew to any time chartered tankers, and Tesoro is not involved in the technical management and maintenance of any time chartered tankers.
The Company will expand the discussion of our marine charter agreements and pollution insurance applicable to the Company’s marine operations in the “Business and Properties” and “Risk Factors” sections of our 2010 Form 10-K that is expected to be filed in late February 2011.
Legal Proceedings, page 22
4.	We note your disclosure at page 22 of your filing regarding pending legal proceedings. For each such proceeding, please expand your disclosure to give the name of the court or agency in which the proceedings are pending and the date instituted. See Item 103 of Regulation S-K.
Response:
In our 2010 Form 10-K that is expected to be filed in late February 2011, we will disclose the name of the court or agency in which the proceedings are pending and the date instituted as described in Item 103 of Regulation S-K.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Contractual Commitments, page 40
5.	Please add a Total column to your table of contractual obligations. See Item 303(a)(5) of Regulation S-K.
Response:
In our 2010 Form 10-K that is expected to be filed in late February 2011, we will add a Total column to our table of contractual obligations as described in Item 303(a)(5) of Regulation S-K.

Securities and Exchange Commission
December 29, 2010

The Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to discuss any questions or comments the Staff may have regarding our responses set forth above to the comments contained in the Staff’s December 1, 2010 letter. Please direct any comments or questions regarding our responses to the Staff’s comments to Mr. G. Scott Spendlove, the Company’s Senior Vice President and Chief Financial Officer, at (210) 626-4692 or by facsimile at (210)745-4560.

Securities and Exchange Commission
December 29, 2010

Sincerely,

/s/ G. SCOTT SPENDLOVE
G. Scott Spendlove
Senior Vice President and Chief Financial Officer

cc:	Parker Morrill (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)